Pricing Sheet No. 2011-MTNDG0127 dated November 22, 2011 relating to
Offering Summary No. 2011-MTNDG0127 dated October 25, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
574,000 Buffered PLUS Based on the S&P 500® Index due May 29, 2013
Buffered Performance Leveraged Upside SecuritiesSM

PRICING TERMS – NOVEMBER 22, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Buffered PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because 90% of the stated principal amount of the Buffered PLUS is at risk, you may receive an amount at maturity that is substantially less than the stated principal amount of each Buffered PLUS.

Underlying index:	S&P 500® Index
Aggregate principal amount:	$5,740,000
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see “Underwriting fee and issue price” below)
Pricing date:	November 22, 2011
Original issue date:	November 28, 2011
Maturity date:	May 29, 2013
Payment at maturity per Buffered PLUS:	■ If the final index value is greater than the initial index value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
■ If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 10%: $10
■ If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 10%:
($10 x index performance factor) + $1.00
This amount will be less than the stated principal amount of $10. However, under no circumstances will the payment at maturity be less than $1.00 per Buffered PLUS.
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	final index value / initial index value
Leveraged upside payment:	$10 x leverage factor x index percent increase
Initial index value:	1,188.04, the closing value of the underlying index on the pricing date
Final index value:	The closing value of the underlying index on the valuation date
Valuation date:	May 23, 2013, subject to postponement for non-underlying asset business days and certain market disruption events
Leverage factor:	200%
Buffer amount:	10%
Maximum payment at maturity:	$12.00 per Buffered PLUS (120% of the stated principal amount).
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
CUSIP:	17317U527
ISIN:	US17317U5276
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Buffered PLUS	$10.00	$0.20	$9.80
Total	$5,740,000	$114,800	$5,625,200
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.

(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Buffered PLUS, will receive an underwriting fee of $0.20 for each Buffered PLUS sold in this offering. Citigroup Global Markets Inc. will pay selected dealers affiliated with Citigroup Global Markets Inc., including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.20 for each Buffered PLUS they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Buffered PLUS declines. You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” ” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on October 25, 2011
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004418/dp26855_fwp-mtndg0127.htm

PLUS Product Supplement filed on May 16, 2011
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Citigroup Funding Inc. and its affiliates. The Buffered PLUS are not sponsored, endorsed, sold or promoted by Standard & Poor’s or The McGraw-Hill Companies and neither makes any representation or warranty regarding the advisability of investing in the Buffered PLUS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.